UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December     , 2015

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Management’s Discussion and Analysis for the six months ended June 30, 2015.

99.2	Consolidated Interim Financial Statements for the six months ended June 30, 2015.

99.3	Canadian Form 52-109F2-Certification of Filings – CEO for the six months ended June 30, 2015.

99.4	Canadian Form 52-109F2-Certification of Filings – CFO for the six months ended June 30, 2015.

99.5	Management’s Discussion and Analysis for the nine months ended September 30, 2015.

99.6	Consolidated Interim Financial Statements for the nine months ended September 30, 2015.

99.7	Canadian Form 52-109F2-Certification of Filings – CEO for the nine months ended September 30, 2015.

99.8	Canadian Form 52-109F2-Certification of Filings – CFO for the nine months ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date: December 11, 2015	By:	/s/ Boipelo Lekubo
	Name:	Boipelo Lekubo
	Title:	Chief Financial Officer